As filed with the SEC on January 10, 2003.

                                                                File No. 70-9849


                United States Securities and Exchange Commission
                             Washington, D.C. 20549

                    ________________________________________

                                 Post-Effective
                                 Amendment No. 3
                        to an Application/Declaration on
                                    Form U-1
                                    under the
                   Public Utility Holding Company Act of 1935
                    ________________________________________


                            National Grid Transco plc
                                   1-3 Strand
                                 London WC2N 5EH
                                 United Kingdom

                    (Names of companies filing this statement
                  and addresses of principal executive offices)

                    ________________________________________


                            National Grid Transco plc

                    (Name of top registered holding company)
                    ________________________________________

          James P. Meehan
          Counsel
          National Grid USA Service Company, Inc.
          25 Research Drive
          Westborough, Massachusetts 01582
          Telephone: (508) 389-4684
          Facsimile: (508) 389-3518

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

          Thomas B. Reems
          LeBoeuf, Lamb, Greene & MacRae, L.L.P.
          1875 Connecticut Ave., N.W.
          Suite 1200
          Washington, D.C.  20009-5728
          Telephone: (202) 986-8000
          Facsimile: (202) 986-8102


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Item 1.  Description of the Proposed Transaction

A.  Background Information

     On January 16, 2002, the U.S. Securities and Exchange Commission ("Commission") issued an order authorizing the acquisition of NM Holdings, Inc. ("NiMo"), by National Grid Group plc (now, National Grid Transco plc ("Grid Transco")), a registered holding company under the Public Utility Holding Company Act of 1935, as amended, (the "Act") and related transactions ("NiMo Merger Order"). 1 In that order, the Commission granted the request of Grid Transco and its registered holding company subsidiaries to retain many of the non-utility subsidiaries and businesses of NiMo and reserved jurisdiction over the retention of NM Properties, Inc. ("NM Properties"), its subsidiaries and businesses. The NiMo Merger Order requires Grid Transco, by January 10, 2003, to provide additional information regarding these companies and either justify their retention or propose their divestiture.

     Grid Transco now submits this post-effective amendment to File 70-9849 to request that the Commission authorize the retention of NM Properties, its subsidiaries, investments and their businesses.

B. NM Properties, Its Subsidiaries, Investments and Businesses.

     NM Properties and its subsidiaries are engaged directly and indirectly in various real estate activities, which are described in greater detail in Item 3. In addition to its direct operations, NM Properties is also a holding company for the subsidiaries described in Item 3. The real estate held by NM Properties and its subsidiaries was acquired by Niagara Mohawk Power Corporation ("Niagara Mohawk"), an indirect public utility subsidiary company of Grid Transco, and its predecessor companies over the previous 150 years to support its utility operations. These real estate holdings consist of land that was acquired for construction of dams, transmission lines and other transmission facilities such as substations; land formerly used for the generation of electricity in connection with the operation of hydroelectric facilities; and land acquired for planned but unrealized generation facilities and other facilities and operations. The land is no longer used by or useful to Niagara Mohawk in its utility operations. As discussed in the description of each subsidiary, NM Properties and its subsidiaries are engaged in the disposal

--------------------------
1 National Grid Group plc, Holding Co. Act Release No. 27490 (January 16, 2002).


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or retention of this real property. NM Properties, its subsidiaries and companies in which they have invested often engage in basic development activities such as subdividing, clearing or making basic improvements to property in order to make it attractive for sale. Except as noted in Item 3, they do not undertake to make major improvements to the properties. In a limited number of situations described in Item 3, additional contiguous real estate was acquired to enhance the value of the original Niagara Mohawk parcel.

     Grid Transco does not intend to transfer additional real estate to NM Properties and its subsidiaries, has no plans for these entities to otherwise acquire additional real estate, and is looking for opportunities to dispose of the real estate currently held by these companies. However, because the real estate activities described in the application are retainable businesses under the Act, Grid Transco has not proposed a fixed time frame to divest or dissolve subsidiaries and investments other than those currently slated for dissolution. It is anticipated that the current state of the upstate New York economy, the impacts of former utility use on some of these real estate holdings, as well as other factors will make sale of some of the properties difficult. The absence of a fixed divestiture date gives Grid Transco maximum flexibility to dispose of the property at an attractive price. In addition, while Grid Transco seeks authority to retain the leases into which NM Properties, its subsidiaries and investments have already entered, as described in Item 3, it does not intend for NM Properties to enter into additional leases directly or indirectly.

C.  Request for Authority

     Grid Transco requests that the Commission permit it to directly or indirectly retain NM Properties and its subsidiaries, their investments and their businesses.

Item 2.  Fees, Commissions and Expenses

     Grid Transco will estimate the fees, commissions, and expenses it expects to incur in connection with this application in an amendment.

Item 3.  Applicable Statutory Provisions

     Section 11(b)(1) of the Act is applicable to Grid Transco's request to retain NM Properties and its subsidiaries, their investments and their businesses.


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

     Section 11(b)(1) limits the non-utility businesses of a registered holding company to those that are "reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system," on a finding by the Commission that such interests are "necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning" of the integrated system. The Commission has interpreted these provisions to require (i) the existence of an operating or functional relationship between the utility operations of the registered holding company and the non-utility activities sought to be retained2 and (ii) that the retention be in the public interest3. A non-utility business may also be retained if it evolved out of the system's utility business, the investment is not significant in relation to the system's total financial resources and the investment has the potential to produce benefits for investors and/or consumers.4

     NM Properties and its subsidiaries are engaged both directly and indirectly through investments in other companies in various real estate activities. The Commission has previously authorized retention of these types of businesses by other registered holding companies, and pursuant to this precedent and for the reasons set forth in the description of these companies, NM Properties, its subsidiaries, their investments and their businesses are retainable. Except as noted, all the real estate mentioned in these descriptions is the type of land formerly owned by Niagara Mohawk as described in Item 1B.

a. NM Properties, Inc. is a New York corporation engaged in real estate activities and holds the securities of several subsidiaries. NM Properties has several distinct lines of direct businesses:

i. the development and sale of real estate.5

ii. the management of real estate which is difficult to sell due to the necessary environmental indemnifications and which may be held indefinitely.6

--------------------------
2 See generally, Michigan Consolidated Gas Co., Holding Co. Act Release No. 16763 (June 22, 1970), aff'd, 444 F.2d 913 (D.C. Cir. 1971).

3 See, e.g., id. quoting General Public Utilities Corp., Holding Co. Act Release No. 10982 (Dec. 28, 1951); United Light and Railways Co., Holding Co. Act Release No. 12317 (Jan. 22, 1954).

4 CSW Credit, Inc., Holding Co., Act Release No. 25995 (1994); Jersey Central Power and Light Co., Holding Co. Act Release No. 24348 (March 18, 1987).

5 This business is retainable under Conectiv, Holding Co. Act Release No. 26832 (Feb. 25, 1998) (discussion of Delmarva Capital Investments, Inc.).


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iii. Management and harvesting of forest lands principally within the Adirondack
Park retained for long term silvaculture. These lands have been subjected to a conservation and public recreation easement in favor of the New York State Department of Environmental Conservation, which makes them unviable for any other practical use.7

b. Hudson Pointe, Inc. ("Hudson Pointe") is a wholly owned subsidiary of NM Properties and a New York corporation. It had previously owned and developed a parcel of land surrounding a former hydroelectric station into a 91-lot subdivision. All the lots have been sold and the company intends to wind-up its affairs and dissolve within one year.8 In addition to the land acquired from Niagara Mohawk, Hudson Pointe acquired contiguous land to guarantee access to a roadway and obtain government approvals for the subdivision.

c. Land Management & Development, Inc. ("LM&D"), a wholly owned subsidiary of NM properties, is a New York corporation engaged in the disposal of real property formerly acquired by Niagara Mohawk that has a market value that is above its book value.9 LM&D also leases real estate; LM&D has one such lease with rental income of approximately $6,200 annually. LM&D is not actively engaged in the management of property that it leases.10

d. Landwest, Inc. ("Landwest"), a wholly owned subsidiary of NM Properties, is a New York corporation engaged in the development and sale of real estate.11 Landwest also leases real estate; Landwest has six such leases with rental income aggregating $12,800 annually. Landwest is not actively engaged in the management of property that it leases.12

--------------------------
6 This business is retainable under WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14, 1998) (discussing retention of REAC, Inc. a subsidiary that purchases and holds real property primarily for use in utility operations. The company enabled the utility to purchase and maintain undeveloped real property that is not subject to the mortgages that apply to utility assets of public utility companies). NM Properties' business in similar in that it holds real estate that was previously used for utility purposes but because of that prior use will be difficult to sell.

7 This business is retainable under Pennsylvania Electric Company, Holding Co. Act Release No. 24716 (Sept. 15, 1988).

8 If this business were active, it would be retainable under Conectiv, Holding Co. Act Release No. 26832 (Feb. 25, 1998).

9 This business is retainable under Conectiv, Holding Co. Act Release No. 26832 (Feb. 25, 1998).

10 While technically distinct from the sale of real estate, leasing real estate is not functionally different from sales.

11 This business is retainable under Conectiv, Holding Co. Act Release No. 26832 (Feb. 25, 1998).


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

e. Moreau Park, Inc., a wholly owned subsidiary of NM Properties, is a New York corporation engaged in the development and sale of real property previously acquired by Niagara Mohawk in the Town of Moreau, New York adjacent to the Mohican substation.13

f. Riverview, Inc. ("Riverview"), a wholly owned subsidiary of NM Properties, is a New York corporation engaged in the development and sale of real estate.14

g. Salmon Shores, Inc., a wholly owned subsidiary of NM Properties, is a New York corporation engaged in the disposal of lands along the Salmon Reservoir in Oswego County, New York. All the parcels owned by Salmon Shores, Inc. and Salmon Shores Partnership (see item "n") have been sold and the company intends to wind-up its affairs and dissolve within one year.15

h. Upper Hudson Development, Inc. ("Upper Hudson"), a wholly owned subsidiary of NM Properties, is a New York corporation engaged in the development and sale of real estate. The land is subject to regulation by the Adirondack Park Agency, which impacts the development and sale of real property within the Adirondack Park.16

i. Arbuckle Acres, Inc., a wholly owned subsidiary of LM&D, is a New York corporation engaged in the development and sale of a seasonal home development. All the lots have been sold and the company is winding up its affairs and the corporation plans to dissolve within one year.17

j. OPROP CO Inc. ("OPROP CO"), a wholly owned subsidiary of NM Properties, is a New York corporation engaged in the disposal of real property that is valued below book value or taxed at a rate that makes it more economical to dispose of the property.18


--------------------------
12 While technically distinct from the sale of real estate, leasing real estate is not functionally different from sales.

13 This business is retainable under Conectiv, Holding Co. Act Release No. 26832 (Feb. 25, 1998).

14 This business is retainable under Conectiv, Holding Co. Act Release No. 26832 (Feb. 25, 1998).

15 If this business were active, it would be retainable under Conectiv, Holding Co. Act Release No. 26832 (Feb. 25, 1998).

16 This business is retainable under Conectiv, Holding Co. Act Release No. 26832 (Feb. 25, 1998).

17 If this business were active, it would be retainable under Conectiv, Holding Co. Act Release No. 26832 (Feb. 25, 1998).


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

k. Minoa Farms Development Co., LLC ("Minoa Farms"). LM&D owns a 50% interest in Minoa Farms, a New York limited liability company engaged in the development and sale of a 240 lot residential subdivision surrounding a Niagara Mohawk substation in the Town of Manlius, Village of Minoa, New York. LM&D received its interest in Minoa Farms in exchange for contributing real estate to the company. The other member in the company is a real estate developer, and LM&D does not play an active role in the development and sale of the property.19 In addition to contributing the lands acquired from Niagara Mohawk, LM&D purchased a one acre parcel to assure access to a roadway, and Minoa Farms acquired 50 acres of adjacent land that was integrated into the development.

l. Riverview Galusha LLC ("Galusha"). Riverview owns a 50% interest in Galusha, a New York limited liability company engaged in development and sale of a 47 lot residential subdivision in the Town of Moreau, New York. Riverview received its interest in Galusha in exchange for contributing real estate to the company. The other member in the company is a real estate developer, and Riverview does not play an active role in the development and sale of the property.20

m. Salmon Hills Cross Country Ski Resort LLC ("Salmon Hills"). LM&D owns a 15% interest in Salmon Hills, a New York limited liability company engaged in the ownership and management of a ski resort built in an economically depressed area of Niagara Mohawk's service territory. In addition, LM&D leases land to Salmon Hills for use in its operations. LM&D does not play an active role in the management of Salmon Hills.21

n. Salmon Shores Partnership is a New York partnership in which Salmon Shores, Inc. and LM&D each own a 50% interest. All the real estate owned by the partnership has been sold and the affairs of the partnership are being concluded and the partnership plans to dissolve within one year.22


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18 This business is retainable under Conectiv, Holding Co. Act Release No. 26832
(Feb. 25, 1998).

19 This business is retainable under Conectiv, Holding Co. Act Release No. 26832 (Feb. 25, 1998).

20 This business is retainable under Conectiv, Holding Co. Act Release No. 26832 (Feb. 25, 1998).

21 The Salmon Hills investment is similar to other investments in local enterprises, which the Commission has found retainable. See Ameren Corp., Holding Co. Act Release No. 26809 (Dec. 30, 1997).


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o. Second Street Associates, LLC ("Second Street"). LM&D owns a 50% interest in
Second Street, a New York limited liability company engaged in the leasing and management of an office building in the City of Fulton that was a former commercial office of Niagara Mohawk. The office building was no longer needed by Niagara Mohawk.23 Second Street also acquired a contiguous parcel of land to provide additional parking for the building.

p. Purchase Money Mortgages. Five companies, LM&D, Upper Hudson, Landwest, Riverview and OPROP CO have entered into a total of seventeen purchase money mortgages; these seventeen mortgages have an aggregate current principal balance of approximately $2.3 Million. It was necessary or desirable that these companies enter into these mortgages in order to facilitate the sale of the land that serves as the collateral for the mortgage. Banks will often not issue mortgages for undeveloped land, making it difficult to sell. But sellers can improve the market for their real estate by offering financing to buyers. The mortgages held by these companies were issued by entities purchasing land from subsidiaries of NM Properties. Grid Transco does not intend to enter into additional purchase money mortgages except where doing so is necessary to dispose of a particular piece of real property.24

Item 4. Regulatory Approvals

     No federal or state regulatory approval, other than the authorization of the Commission, is required in connection with retention of NM Properties and its subsidiaries, their investments and their businesses.

--------------------------
22 If this business were active, it would be retainable under Conectiv, Holding Co. Act Release No. 26832 (Feb. 25, 1998).

23 This subsidiary is retainable under Jersey Central Power & Light Co., Holding Co. Act Release No. 23963 (Dec. 26, 1985).

24 The business of acquiring purchase money mortgages from purchasers of real estate offered by sale by the mortgagee is necessary and related to the disposal of real estate and should be retainable. The Commission has adopted rules permitting the acquisition of similar securities related to utility products. See Rules 40(a)(4) and 48(a)(1).


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

Item 5. Procedure

     Grid Transco respectfully requests that the Commission issue on order as soon as practicable granting the relief requested herein and permitting the retention of NM Properties, its subsidiaries, their investments and their businesses.

     A recommended decision by a hearing or other responsible officer of the Commission is not needed to authorize the retention of the non-utility subsidiaries, investments and lines of business. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements

A. Exhibits

H, Draft Form of Notice (to be filed by amendment).

B. Financial Statements

FS-1, Balance sheet for National Grid Transco plc as of March 31, 2002, incorporated by reference to Form 20-F filed on June 21, 2002.

FS-2, Consolidated Statement of Income for National Grid Transco plc for the fiscal year ending March 31, 2002, incorporated by reference to Form 20-F filed on June 21, 2002.

Item 7.  Information as to Environmental Effects

     The retention of NM Properties, its subsidiaries, their investments and their businesses as proposed herein neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to the retention of these subsidiaries, their investments and their businesses by Grid Transco. Federal and/or state environmental agencies, may however, have jurisdiction over the sale of certain parcels of real estate.


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                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicant has duly caused this post-effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  January 10, 2003                        National Grid Transco plc


                                               By: /s/ Kirk L. Ramsauer
                                                  ------------------------------
                                               Kirk L. Ramsauer
                                               Deputy General Counsel


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